EXHIBIT 17.1

LETTER OF RESIGNATION


The Board of Directors
Crescendo Acquisition Corp.

Dated:   February 23, 2005


Dear Sirs,

Effective immediately, I am resigning as director, president, secretary and treasurer of Crescendo Acquisition Corp., a Delaware corporation (the "Company"). My resignation was not due to any disagreement with the Company on any matter relating to the Company's operations, policies or practices.

I confirm that I have no claim against the Company whether in respect of remuneration, severance payments, pensions, expenses or compensation for loss of office or in any other respect whatsoever.


Yours faithfully,


/s/ Soloman Lam
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Soloman Lam